FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 12, 2022;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2022; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31, 2022.

May 12, 2022

For immediate release

Quebecor inc. reports consolidated results for first quarter 2022

Montréal, Québec – Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the first quarter of 2022. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

First quarter 2022 highlights

⮚	Revenues: $1.09 billion, down $3.1 million (-0.3%) from the same period of 2021.

⮚	Adjusted EBITDA:[1] $442.1 million, down $10.6 million (-2.3%).

⮚	Net income attributable to shareholders: $121.4 million ($0.51 per basic share), an increase of $0.1 million ($0.02 per basic share).

⮚	Adjusted income from continuing operating activities:[2] $128.7 million ($0.54 per basic share), a decrease of $1.2 million (increase of $0.02 per basic share).

⮚	Adjusted cash flows from operations:[3] $316.1 million, up $8.5 million (2.8%).

⮚	In the Telecommunications segment, quarterly revenues were down $10.6 million (-1.2%), adjusted EBITDA was up $9.1 million (2.0%), and adjusted cash flows from operations were up $31.7 million (10.1%).

⮚	Videotron Ltd. (“Videotron”) increased revenues from mobile services and equipment by $20.1 million (8.7%) and from Internet access services by $2.0 million (0.7%) in the first quarter of 2022.

⮚	Net increase of 13,800 (0.2%) revenue-generating units (RGUs)[4] in the first quarter of 2022, including 24,500 (1.5%) connections to the mobile telephony service, 17,500 (3.5%) subscriptions to over-the-top (“OTT”) video services, and 5,300 (0.3%) subscriptions to Internet access service.

⮚	The Media and Sports and Entertainment segments increased their revenues by $7.0 million (4.0%) and $2.9 million (9.3%), respectively.

Comments by Pierre Karl Péladeau, President and CEO of Quebecor

In the first quarter of 2022, Quebecor continued to perform well in a competitive environment in Québec, increasing RGUs in mobile, Internet access and OTT services, and growing the market share of TVA Network and the specialty channels.

To maintain its leading position amidst the accelerating proliferation of content and of distribution platforms, the Corporation stepped up its spending on content. While these investments had a short-term adverse impact on profitability, as evidenced by the 2.3% decline in adjusted EBITDA in the first quarter of 2022, the Corporation maintained financial discipline: we generated 2.8% growth in adjusted cash flows from operations and increased available liquidity to $1.65 billion as of the end of the first quarter of 2022.

Videotron generated $344.6 million in adjusted cash flows from operations in the first quarter of 2022, an increase of 10.1%. Videotron’s flagship mobile telephone and Internet access services continued to attract growing numbers of customers, with increases of 123,200 connections, or 8.2%, and 41,200 customers, or 2.3%, respectively, over the past 12 months. Driven by rich and diverse content, our OTT services also performed strongly, posting a 9.0% increase over the past 12 months. With their diverse, constantly updated selection of original content, Vrai and Club illico now have more than half a million subscribers, a strong indication of the soundness of our choices and investments in the production of Québec content.

[1]	See “Adjusted EBITDA” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Adjusted cash flows from operations” under “Definitions.”
[4]	See “Key performance indicator” under “Definitions.”

1

The recent Competition Bureau decision against the Rogers Communications Inc. (“Rogers”) bid to acquire the assets of Shaw Communications Inc. (“Shaw”), coupled with statements from the Department of Innovation, Science and Economic Development (ISED), allow us to look with increasing favour on the expansion of our wireless business, in view of the prospect that we will have the alternatives of acquiring Shaw’s wireless assets, which might have to be divested by Rogers, or launching a telecom offering in the Canadian provinces where we have acquired - despite TELUS’ legal challenge - the spectrum needed to start up our operations. We believe that these alternatives position us very favourably, as governmental and administrative authorities, including the Canadian Radio-television and Telecommunications Commission, pursue the public policy of establishing the conditions for true competition in wireless services in Canada. Our undeniable success, as evidenced by our market share of more than 22% in Québec, demonstrates our multidimensional expertise. We would apply that expertise with equal energy in the other parts of Canada. The opportunities are many and the alternatives promising.

The increase in investment by TVA Group Inc. (“TVA Group”), particularly in variety programming and series for the TVA Network, has proven to be a sound move. TVA Network gained 0.7 points in market share in the first quarter of 2022 and had four of the top five shows in Québec during the period. The combined market share of the TVA Network and the specialty channels was 40.6% in the first quarter of 2022, up 1.2 points from the same quarter of 2021. As a result of the increase in total advertising revenues from broadcasting activities, combined with the impact of higher volume in production and distribution services, as well as in film and audiovisual services, TVA Group posted a $3.7 million increase in revenues in the first quarter of 2022.

We have a solid foundation on which to build and we’re upbeat about the future. We are staying focused on the disciplined execution of our strategic priorities and sound management of our assets, guided by our commitment to creating long-term value for all our stakeholders.

COVID-19 pandemic

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any new major waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

Non-IFRS financial measures

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted income from continuing operating activities, adjusted cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio, and key performance indicators, including RGU. Definitions of the non-IFRS measures and key performance indicator used by the Corporation are provided in the “Definitions” section.

2

Financial tables

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except per basic share data)

	Three months ended March 31
	2022	2021
Income
Revenues:
Telecommunications	$903.4	$914.0
Media	181.8	174.8
Sports and Entertainment	34.1	31.2
Inter-segment	(31.3)	(28.9)
	1,088.0	1,091.1
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	460.0	450.9
Media	(11.9)	1.3
Sports and Entertainment	(0.1)	2.1
Head Office	(5.9)	(1.6)
	442.1	452.7
Depreciation and amortization	(194.7)	(195.3)
Financial expenses	(77.5)	(83.1)
Loss on valuation and translation of financial instruments	(7.3)	(5.8)
Restructuring of operations and other items	(0.9)	(4.5)
Income taxes	(44.6)	(44.0)
Net income	$117.1	$120.0

Net income attributable to shareholders	121.4	121.3
Adjusted income from continuing operating activities	128.7	129.9
Per basic share:
Net income attributable to shareholders	0.51	0.49
Adjusted income from continuing operating activities	0.54	0.52

3

Table 1 (continued)

	Three months ended March 31
	2022	2021
Additions to property, plant and equipment and to intangible assets:
Telecommunications	$115.4	$138.0
Media	9.2	5.7
Sports and Entertainment	0.8	1.0
Head Office	0.6	0.4
	126.0	145.1
Cash flows:
Adjusted cash flows from operations:
Telecommunications	344.6	312.9
Media	(21.1)	(4.4)
Sports and Entertainment	(0.9)	1.1
Head Office	(6.5)	(2.0)
	316.1	307.6
Free cash flows from continuing operating activities[1]	104.0	91.1
Cash flows provided by operating activities	227.7	261.6

	March 31		Dec. 31
	2022		2021
Balance sheet
Cash and cash equivalents	$26.9		$64.7
Working capital	(870.7)		50.4
Net assets related to derivative financial instruments	305.4		382.3
Total assets	10,611.2		10,763.0
Total long-term debt	6,376.4		6,554.0
Lease liabilities (current and long term)	180.3		183.2
Convertible debentures, including embedded derivatives	148.8		141.6
Equity attributable to shareholders	1,336.2		1,255.6
Equity	1,458.4		1,378.8
Consolidated net debt leverage ratio[1]	3.18	x	3.19	x

1 See “Non-IFRS Financial Measures.”

4

2022/2021 First quarter comparison

Revenues: $1.09 billion, a $3.1 million (-0.3%) decrease.

●	Revenues decreased in Telecommunications ($10.6 million or -1.2% of segment revenues).

●	Revenues increased in Media ($7.0 million or 4.0%) and Sports and Entertainment ($2.9 million or 9.3%).

Adjusted EBITDA: $442.1 million, a $10.6 million (-2.3%) decrease.

●	Adjusted EBITDA increased in Telecommunications ($9.1 million or 2.0% of segment adjusted EBITDA).

●	There were unfavourable variances in Media ($13.2 million) and in Sports and Entertainment ($2.2 million), and at Head Office ($4.3 million).

●	The change in the fair value of Quebecor stock options and stock-price-based share units resulted in a $1.4 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $121.4 million ($0.51 per basic share) in the first quarter of 2022, compared with $121.3 million ($0.49 per basic share) in the same period of 2021, an increase of $0.1 million ($0.02 per basic share).

●	The main favourable variances were:

o	$5.6 million decrease in financial expenses;

o	$3.6 million favourable variance in restructuring of operations and other items;

o	$3.0 million favourable variance in non-controlling interest.

●	The main unfavourable variances were:

o	$10.6 million decrease in adjusted EBITDA;

o	$1.5 million unfavourable variance related to losses on valuation and translation of financial instruments, without any tax consequences.

Adjusted income from continuing operating activities: $128.7 million ($0.54 per basic share) in the first quarter of 2022, compared with $129.9 million ($0.52 per basic share) in the same period of 2021, a decrease of $1.2 million ($0.02 increase per basic share).

Adjusted cash flows from operations: $316.1 million, an $8.5 million (2.8%) increase due primarily to an $18.5 million decrease in additions to intangible assets, partially offset by the $10.6 million decrease in adjusted EBITDA.

Cash flows provided by operating activities: $227.7 million, a $33.9 million (-13.0%) decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, the increase in current income taxes and the decrease in adjusted EBITDA, partially offset by the decrease in the cash portion of financial expenses.

Financing operations

On February 15, 2022, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2022 to February 2023 and amend certain terms and conditions.

Capital stock

On April 27, 2022, the Corporation received approval from the Toronto Stock Exchange to amend its normal course issuer bid in order to increase the maximum number of Class B Subordinate Voting Shares (“Class B Shares”) that may be repurchased to 10,000,000 Class B shares, representing approximately 6.8% of the Class B Shares public float as of July 30, 2021. No other terms of the normal course issuer bid have been amended.

In the first quarter of 2022, the Corporation purchased and cancelled 890,051 Class B Shares for a total cash consideration of $26.0 million (2,649,300 Class B Shares for a total cash consideration of $84.4 million in the same period of 2021). The $20.8 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($68.8 million in the same period of 2021).

5

Dividend

On May 11, 2022, the Board of Directors of Quebecor declared a quarterly dividend of $0.30 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Shares, payable on June 21, 2022 to shareholders of record at the close of business on May 27, 2022. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2022 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at www.quebecor.com/en/investors/financial-documentation or from the SEDAR filing service at www.sedar.com.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2022 results on May 12, 2022, at 2:00 p.m. EDT. There will be a question period reserved for financial analysts. To access the call, please dial 1-877-293-8052, access code for participants 61055#. The conference call will also be broadcast live on Quebecor’s website at www.quebecor.com/en/investors/conferences-and-annual-meeting. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above. Anyone unable to attend the conference call will be able to listen to a recording by dialing 1-877-293-8133, access code 61055#, recording access code 0112173#. The recording will be available until August 10, 2022.

6

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability in some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at www.sedar.com and www.quebecor.com, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2021.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 12, 2022, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Source:	Information:
Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514-380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@Quebecor.com 514-380-4572

7

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$460.0	$450.9
Media	(11.9)	1.3
Sports and Entertainment	(0.1)	2.1
Head Office	(5.9)	(1.6)
	442.1	452.7
Depreciation and amortization	(194.7)	(195.3)
Financial expenses	(77.5)	(83.1)
Loss on valuation and translation of financial instruments	(7.3)	(5.8)
Restructuring of operations and other items	(0.9)	(4.5)
Income taxes	(44.6)	(44.0)
Net income	$117.1	$120.0

8

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before loss on valuation and translation of financial instruments, and restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted income from continuing operating activities	$128.7	$129.9
Loss on valuation and translation of financial instruments	(7.3)	(5.8)
Restructuring of operations and other items	(0.9)	(4.5)
Income taxes related to adjustments[1]	0.9	1.7
Net income attributable to shareholders	$121.4	$121.3

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

9

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Adjusted cash flows from operations are also relevant because they are a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 4 and 5 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements.

10

Table 4

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$460.0	$450.9
Media	(11.9)	1.3
Sports and Entertainment	(0.1)	2.1
Head Office	(5.9)	(1.6)
	442.1	452.7
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(93.2)	(99.4)
Media	(6.7)	(1.2)
Sports and Entertainment	(0.1)	(0.1)
Head Office	(0.3)	(0.2)
	(100.3)	(100.9)
Additions to intangible assets:[2]
Telecommunications	(22.2)	(38.6)
Media	(2.5)	(4.5)
Sports and Entertainment	(0.7)	(0.9)
Head Office	(0.3)	(0.2)
	(25.7)	(44.2)
Adjusted cash flows from operations
Telecommunications	344.6	312.9
Media	(21.1)	(4.4)
Sports and Entertainment	(0.9)	1.1
Head Office	(6.5)	(2.0)
	$316.1	$307.6

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	Three months ended March 31
	2022	2021
Additions to property, plant and equipment	$(100.3)	$(100.9)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	5.0	(10.9)
Cash flows used for additions to property, plant and equipment	$(95.3)	$(111.8)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	Three months ended March 31
	2022	2021
Additions to intangible assets	$(25.7)	$(44.2)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(4.1)	(14.6)
Cash flows used for additions to intangible assets	$(29.8)	$(58.8)

11

Table 5

Free cash flows from continuing operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted cash flows from operations from Table 4	$316.1	$307.6
Plus (minus)
Cash portion of financial expenses	(75.7)	(80.9)
Cash portion related to restructuring of operations and other items	(0.9)	(3.2)
Current income taxes	(74.4)	(63.4)
Other	1.5	(0.3)
Net change in non-cash balances related to operating activities	(63.5)	(43.2)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	5.0	(10.9)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(4.1)	(14.6)
Free cash flows from continuing operating activities	104.0	91.1
Plus (minus)
Cash flows used for additions to property, plant and equipment	95.3	111.8
Cash flows used for additions to intangible assets	29.8	58.8
Proceeds from disposal of assets	(1.4)	(0.1)
Cash flows provided by operating activities	$227.7	$261.6

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in its decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 6 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s condensed consolidated financial statements.

12

Table 6

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	March 31, 2022	Dec. 31, 2021
Total long-term debt[1]	$6,376.4	$6,554.0
Plus (minus)
Lease liabilities	144.0	147.1
Current portion of lease liabilities	36.3	36.1
Bank indebtedness	25.2	-
Assets related to derivative financial instruments	(340.8)	(405.6)
Liabilities related to derivative financial instruments	35.4	23.3
Cash and cash equivalents	(26.9)	(64.7)
Consolidated net debt excluding convertible debentures	6,249.6	6,290.2
Divided by:
Trailing 12-month adjusted EBITDA	$1,962.6	$1,973.2
Consolidated net debt leverage ratio	3.18x	3.19x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

KEY PERFORMANCE INDICATOR

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

13

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)

(unaudited)

	Three months ended
	March 31
	2022	2021
Revenues	$1,088.0	$1,091.1

Employee costs	179.1	176.4
Purchase of goods and services	466.8	462.0
Depreciation and amortization	194.7	195.3
Financial expenses	77.5	83.1
Loss on valuation and translation of financial instruments	7.3	5.8
Restructuring of operations and other items	0.9	4.5
Income before income taxes	161.7	164.0

Income taxes (recovery):
Current	74.4	63.4
Deferred	(29.8)	(19.4)
	44.6	44.0
Net income	$117.1	$120.0

Net income (loss) attributable to
Shareholders	$121.4	$121.3
Non-controlling interests	(4.3)	(1.3)

Earnings per share attributable to shareholders
Basic and diluted	$0.51	$0.49

Weighted average number of shares outstanding (in millions)	239.2	246.7
Weighted average number of diluted shares (in millions)	239.2	246.9

14

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	Three months ended
	March 31
	2022	2021
Net income	$117.1	$120.0

Other comprehensive income:

Items that may be reclassified to income:
Cash flow hedges:
Loss on valuation of derivative financial instruments	(18.4)	(2.6)
Deferred income taxes	3.9	1.9

Loss on translation of investments in foreign associates	(4.3)	-

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	108.0	177.0
Deferred income taxes	(28.6)	(46.9)

Equity investment:
Loss on revaluation of an equity investment	(0.2)	-
	60.4	129.4

Comprehensive income	$177.5	$249.4

Comprehensive income attributable to
Shareholders	$178.4	$243.9
Non-controlling interests	(0.9)	5.5

15

QUEBECOR INC.
SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31, 2022
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$903.4	$181.8	$34.1	$(31.3)	$1,088.0

Employee costs	101.3	59.9	10.1	7.8	179.1
Purchase of goods and services	342.1	133.8	24.1	(33.2)	466.8
Adjusted EBITDA[1]	460.0	(11.9)	(0.1)	(5.9)	442.1

Depreciation and amortization					194.7
Financial expenses					77.5
Loss on valuation and translation of financial instruments					7.3
Restructuring of operations and other items					0.9
Income before income taxes					$161.7

Cash flows used for
Additions to property, plant and equipment	$89.2	$5.6	$0.1	$0.4	$95.3
Additions to intangible assets	26.0	2.8	0.7	0.3	29.8

	Three months ended March 31, 2021
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$914.0	$174.8	$31.2	$(28.9)	$1,091.1

Employee costs	104.5	55.1	7.5	9.3	176.4
Purchase of goods and services	358.6	118.4	21.6	(36.6)	462.0
Adjusted EBITDA[1]	450.9	1.3	2.1	(1.6)	452.7

Depreciation and amortization					195.3
Financial expenses					83.1
Loss on valuation and translation of financial instruments					5.8
Restructuring of operations and other items					4.5
Income before income taxes					$164.0

Cash flows used for
Additions to property, plant and equipment	$107.6	$3.8	$0.1	$0.3	$111.8
Additions to intangible assets	51.3	6.1	0.9	0.5	58.8

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items and income taxes.

16

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed	Retained	prehensive	controlling	Total
	stock	surplus	earnings	(loss) income	interests	equity
Balance as of December 31, 2020	$1,017.8	$17.4	$211.3	$(133.9)	$101.5	$1,214.1
Net income (loss)	-	-	121.3	-	(1.3)	120.0
Other comprehensive income	-	-	-	122.6	6.8	129.4
Dividends	-	-	(68.3)	-	(0.1)	(68.4)
Repurchase of Class B Shares	(15.6)	-	(68.8)	-	-	(84.4)
Balance as of March 31, 2021	1,002.2	17.4	195.5	(11.3)	106.9	1,310.7
Net income	-	-	457.1	-	11.3	468.4
Other comprehensive (loss) income	-	-	-	(8.0)	5.0	(3.0)
Dividends	-	-	(199.3)	-	-	(199.3)
Repurchase of Class B Shares	(37.0)	-	(161.0)	-	-	(198.0)
Balance as of December 31, 2021	965.2	17.4	292.3	(19.3)	123.2	1,378.8
Net income (loss)	-	-	121.4	-	(4.3)	117.1
Other comprehensive income	-	-	-	57.0	3.4	60.4
Dividends	-	-	(71.8)	-	(0.1)	(71.9)
Repurchase of Class B Shares	(5.2)	-	(20.8)	-	-	(26.0)
Balance as of March 31, 2022	$960.0	$17.4	$321.1	$37.7	$122.2	$1,458.4

17

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended
	March 31
	2022	2021
Cash flows related to operating activities
Net income	$117.1	$120.0
Adjustments for:
Depreciation of property, plant and equipment	139.3	146.2
Amortization of intangible assets	45.0	38.9
Depreciation of right-of-use assets	10.4	10.2
Loss on valuation and translation of financial instruments	7.3	5.8
Loss on disposal of other assets	-	0.5
Impairment of assets	-	0.8
Amortization of financing costs	1.8	2.2
Deferred income taxes	(29.8)	(19.4)
Other	0.1	(0.4)
	291.2	304.8
Net change in non-cash balances related to operating activities	(63.5)	(43.2)
Cash flows provided by operating activities	227.7	261.6
Cash flows related to investing activities
Business acquisitions	-	(15.1)
Additions to property, plant and equipment	(95.3)	(111.8)
Additions to intangible assets	(29.8)	(58.8)
Proceeds from disposals of assets	1.4	0.1
Acquisition of investments and other	(4.1)	(0.8)
Cash flows used in investing activities	(127.8)	(186.4)
Cash flows related to financing activities
Net change in bank indebtedness	25.2	1.6
Net change under revolving facilities	(126.1)	(3.1)
Issuance of long-term debt, net of financing costs	-	644.0
Repayment of long-term debt	(0.4)	(0.4)
Repayment of lease liabilities	(10.3)	(10.2)
Repurchase of Class B Shares	(26.0)	(84.4)
Dividends paid to non-controlling interests	(0.1)	(0.1)
Cash flows (used in) provided by financing activities	(137.7)	547.4

Net change in cash and cash equivalents	(37.8)	622.6

Cash and cash equivalents at beginning of period	64.7	136.7
Cash and cash equivalents at end of period	$26.9	$759.3

Cash and cash equivalents consist of
Cash	$26.8	$759.0
Cash equivalents	0.1	0.3
	$26.9	$759.3

Interest and taxes reflected as operating activities
Cash interest payments	$26.1	$38.6
Cash income tax payments (net of refunds)	98.9	112.8

18

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	March 31	December 31
	2022	2021
Assets

Current assets
Cash and cash equivalents	$26.9	$64.7
Restricted cash	130.7	162.4
Accounts receivable	706.6	745.1
Contract assets	103.9	129.4
Income taxes	13.0	7.3
Inventories	367.5	282.6
Derivative financial instruments	229.8	-
Other current assets	142.2	132.0
	1,720.6	1,523.5

Non-current assets
Property, plant and equipment	3,016.7	3,058.7
Intangible assets	2,324.8	2,344.1
Right-of-use assets	150.0	152.3
Goodwill	2,718.5	2,718.5
Derivative financial instruments	111.0	405.6
Deferred income taxes	27.1	39.2
Other assets	542.5	521.1
	8,890.6	9,239.5
Total assets	$10,611.2	$10,763.0

Liabilities and equity

Current liabilities
Bank indebtedness	$25.2	$-
Accounts payable, accrued charges and provisions	949.1	861.0
Deferred revenue	283.3	309.7
Deferred subsidies	130.7	162.4
Income taxes	27.0	47.4
Current portion of long-term debt	1,139.7	56.5
Current portion of lease liabilities	36.3	36.1
	2,591.3	1,473.1

Non-current liabilities
Long-term debt	5,201.5	6,467.9
Derivative financial instruments	35.4	23.3
Convertible debentures	150.0	150.0
Lease liabilities	144.0	147.1
Deferred income taxes	812.5	829.6
Other liabilities	218.1	293.2
	6,561.5	7,911.1
Equity
Capital stock	960.0	965.2
Contributed surplus	17.4	17.4
Retained earnings	321.1	292.3
Accumulated other comprehensive income (loss)	37.7	(19.3)
Equity attributable to shareholders	1,336.2	1,255.6
Non-controlling interests	122.2	123.2
	1,458.4	1,378.8

Total liabilities and equity	$10,611.2	$10,763.0

19

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2022

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

20

QUEBECOR INC.

Supplementary Disclosure

March 31, 2022

Basic Data Per Share

	1st Quarter		YTD
	2022	2021	2022	2021
Adjusted income from continuing operating activities	$0.54	$0.52	$0.54	$0.52

Adjusments :
Loss on valuation and translation of financial instruments	(0.03)	(0.02)	(0.03)	(0.02)
Unusual items	-	(0.01)	-	(0.01)
Total	(0.03)	(0.03)	(0.03)	(0.03)

Net income attributable to shareholders	$0.51	$0.49	$0.51	$0.49

Weighted average number of shares outstanding (in millions)	239.2	246.7	239.2	246.7

21

QUEBECOR INC.

Supplementary Disclosure

March 31, 2022

Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Mortgage loan due in 2022	$44.2
$44.2
Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$10.0
5 3/4% Senior Notes due in 2023	1,060.5
1,070.5
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	135.9
5 3/8% Senior Notes due in 2024	750.3
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	750.3
3 5/8% Senior Notes due in 2028	750.0
3 5/8% Senior Notes due in 2029	625.2
4 1/2% Senior Notes due in 2030	800.0
3 1/8% Senior Notes due in 2031	650.0
5,236.7
TVA Group Inc.
Revolving credit facility due in 2023 (availability: $75)	25.0
25.0

Other debt	-

Total Quebecor Media Inc.	$6,332.2

TOTAL LONG-TERM DEBT [1]	$6,376.4

Bank indebtedness	25.2
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	180.3
(Asset) liability related to derivative financial instruments	(305.4)

Cash and cash equivalents :
TVA Group Inc.	2.7
Other	24.2

$26.9

1	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs. See Note 8 to Consolidated Financial Statements.
2	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2022, subject to a floor price of approximately $25.49 and a ceiling price of approximately $31.87.

22

QUEBECOR INC.

Supplementary Disclosure

March 31, 2022

Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)

	2022		2021
	Mar 31		Dec 31		Sep 30		Jun 30		Mar 31
Total long-term debt [1]	$6,376.4		$6,554.0		$6,284.7		$7,714.5		$6,376.1

Add (deduct):
(Asset) liability related to derivative financial instruments	(305.4)		(382.3)		(389.6)		(489.3)		(534.3)
Lease liabilities	180.3		183.2		181.6		183.0		179.4
Bank indebtedness	25.2		-		5.6		5.6		3.3
Cash and cash equivalents	(26.9)		(64.7)		(480.7)		(1,999.3)		(759.3)

Consolidated net debt excluding convertible debentures	$6,249.6		$6,290.2		$5,601.6		$5,414.5		$5,265.2
Divided by: trailing 12-month adjusted EBITDA	$1,962.6		$1,973.2		$2,001.2		$1,994.3		$1,968.6

Consolidated net debt leverage ratio	3.18	x	3.19	x	2.80	x	2.71	x	2.67	x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs. See Note 8 to Consolidated Financial Statements.

23

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2022

Operating Results

	2022	2021
	Mars 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue-Generating Units ('000) [1]	6,203.4	6,189.6	6,146.6	6,121.0	6,141.2
Mobile Telephony Lines ('000)	1,626.4	1,601.9	1,571.3	1,530.4	1,503.2
Homes Passed ('000) [2]	3,584.1	3,572.6	3,560.8	3,548.0	3,530.7
Internet Subscribers ('000)	1,846.1	1,840.8	1,832.7	1,810.2	1,804.9
Penetration of Homes Passed [2]	51.5%	51.5%	51.5%	51.0%	51.1%
Television Subscribers ('000)	1,406.4	1,418.6	1,428.0	1,441.4	1,457.5
Penetration of Homes Passed [2]	39.2%	39.7%	40.1%	40.6%	41.3%
Wireline Telephony Lines ('000)	803.6	824.9	847.4	872.4	897.7
Penetration of Homes Passed [2]	22.4%	23.1%	23.8%	24.6%	25.4%
Over-the-Top Video Subscribers ('000)	520.9	503.4	467.2	466.6	477.9

	1st Quarter			YTD
	2022	2021	VAR	2022	2021	VAR
(in millions)
Revenues
Internet	$298.6	$296.6	0.7%	$298.6	$296.6	0.7%
Television	197.3	213.2	-7.5%	197.3	213.2	-7.5%
Mobile telephony	187.3	170.5	9.9%	187.3	170.5	9.9%
Wireline telephony	75.2	80.7	-6.8%	75.2	80.7	-6.8%
Mobile equipment sales	63.8	60.5	5.5%	63.8	60.5	5.5%
Wireline equipment sales	32.3	46.7	-30.8%	32.3	46.7	-30.8%
Other	48.9	45.8	6.8%	48.9	45.8	6.8%
Telecommunications	$903.4	$914.0	-1.2%	$903.4	$914.0	-1.2%

Adjusted EBITDA
Telecommunications	$460.0	$450.9	2.0%	$460.0	$450.9	2.0%

Cash flows used for:
Additions to PP&E	$89.2	$107.6		$89.2	$107.6
Additions to Intangible Assets	26.0	51.3		26.0	51.3
Telecommunications	$115.2	$158.9	-27.5%	$115.2	$158.9	-27.5%

Mobile Telephony ARPU [3]	$38.70	$38.08		$38.70	$38.08
Total ARPU [3]	$46.40	$46.64		$46.40	$46.64

[1]	Revenue-generating units (" RGUs ") are the sum of subscriptions to the Internet access, television and over-the-top video services, plus subscriber connections to the mobile and wireline telephony services.
[2]	The number of homes passed has been restated for 2021 following a revision of the methodology relating to multiresidential and commercial addresses.
[3]	Average monthly revenue per unit (" ARPU ") is an indicator used to measure monthly revenues per average revenue-generating unit.

24

QUEBECOR INC.

Supplementary Disclosure

March 31, 2022

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.
Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.
TVA Group Inc.	29,539,364	68.4%	99.9%

25

QUEBECOR INC.

Supplementary Disclosure

March 31, 2022

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the first quarter of 2022, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS.      Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2022 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	May 13, 2022